June 7, 2010

Mr. Larry Young
President and Chief Executive Officer
Dr Pepper/Seven Up, Inc.
5301 Legacy Drive
Plano, TX 75024

Dear Mr. Young:

This letter agreement is to confirm the consent of Dr Pepper/Seven Up, Inc. and its subsidiaries (“DPSU”) and agreement with The Coca-Cola Company and its affiliates (“TCCC”) regarding the change in control of Coca-Cola Enterprises Inc. (and certain of its affiliates) (“CCE”) when the previously announced transaction between TCCC and CCE (“Transaction”) closes. The following mutually agreed provisions apply:

(1)	One Time Payment. Upon closing (”Closing”) of the Transaction, TCCC shall pay to DPSU a one-time non-refundable payment of $715,000,000 USD. Such amount does not include any applicable sales or similar taxes imposed on the Transaction. While DPSU or its affiliates may act as collection agents for sales taxes, any such taxes are the liability of TCCC and TCCC indemnifies DPSU and its affiliates from any and all claims from tax authorities, in relation to such taxes.

(2)	Regulatory Approval. The Closing is subject to and conditioned on TCCC obtaining all required regulatory approvals, including expiration of the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act.

(3)	New Master License Agreement. At the time of Closing, DPSU will issue, and Coca-Cola Refreshments USA, Inc. (“CCR”) will execute, a master license agreement (“MLA”) in the form agreed to on the date hereof regarding the Dr Pepper and Canada Dry brands for certain territories in the United States.

(4)	Effective Dates and Pre-Existing Licenses. The effective date of the MLA shall be the date of Closing. Contingent on the Closing having occurred, the parties agree to target February 7, 2011, or such other earlier date as the parties have mutually agreed, for the termination of all DPSU brand licenses previously issued to CCE or its affiliates in the United States. If the Closing has not occurred prior to that termination date, the parties will discuss and agree upon another termination date prior to May 25, 2011. The parties shall document such termination accordingly.

(5)	Freestyle Participation. The parties are also entering into a Freestyle Participation Agreement pursuant to which certain DPSU brands in the U.S. will be offered on CCR’s new proprietary post-mix beverage dispensing equipment. The Freestyle Participation Agreement will be effective as of the date of Closing and will be in the form agreed to on the date hereof.

(6)	Confidentiality and Public Statements. DPSU and TCCC agree that the commercial terms related to the MLA and Freestyle Participation Agreement will be kept strictly confidential. DPSU and TCCC will discuss and agree in advance on all public announcements related to this letter agreement; provided that either party may make such disclosures as they are advised in writing by legal counsel are required by law or applicable stock exchange rules, in which case DPSU and TCCC will cooperate to the extent feasible.

(7)	Timing of Closing. TCCC expects the Closing to take place before the end of 2010; however if the Closing does not take place on or prior to May 25, 2011, then this letter agreement shall terminate with no further force or effect, and without liability for either party to the other as a result of such termination.

Please indicate your agreement with the terms of this letter agreement by signing where indicated below.

Sincerely,

The Coca-Cola Company

/s/ Muhtar Kent
Muhtar Kent
Chairman and Chief Executive Officer

Accepted and Agreed:

Dr Pepper/Seven Up, Inc.

By:	/s/ Larry Young

Larry Young President and Chief Executive Officer
Date:	June 7, 2010